LecTec Corporation

1407 South Kings Highway

Texarkana, TX 75501

September 1, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Louis Rambo

Re:	LecTec Corporation
Registration Statement on Form S-4 (File No. 333-175379)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LecTec Corporation (the “Registrant”) respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to 4:00 p.m. on September 2, 2011 (Washington, D.C. time), or as soon thereafter as is practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LECTEC CORPORATION

/s/ Gregory G. Freitag
Gregory G. Freitag Chief Executive Officer and Chief Financial Officer